UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Babcock & Wilcox Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

05614L100

(CUSIP Number)

ERIC SINGER

VIEX Capital Advisors, LLC

825 Third Avenue, 33rd Floor

New York, New York 10022

212-752-5750

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 2, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05614L100

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP - Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,515,302+
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,515,302+
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,515,302+
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

PN

_______________

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

+ Includes 393,500 Shares underlying call options currently exercisable.

2

CUSIP NO. 05614L100

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,515,302+
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,515,302+
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,515,302+
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

OO

_______________

+ Includes 393,500 Shares underlying call options currently exercisable.

3

CUSIP NO. 05614L100

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,826,261+
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,826,261+
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,826,261+
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

IA

_______________

+ Includes 393,500 Shares underlying call options currently exercisable.

4

CUSIP NO. 05614L100

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,826,261+
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,826,261+
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,826,261+
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

IN

_______________

+ Includes 393,500 Shares underlying call options currently exercisable.

5

CUSIP NO. 05614L100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.01 per share (the “Shares”), of Babcock & Wilcox Enterprises, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 13024 Ballantyne Corporate Place, Suite 700 Charlotte, North Carolina.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership, with respect to the Shares directly and beneficially owned by it;
(ii)	VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company, as the general partner of Series One;
(iii)	VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company, as the investment manager of Series One and a managed account; and
(iv)	Eric Singer, as managing member of each of VIEX GP and VIEX Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 825 Third Avenue, 33rd Floor, New York, New York 10022.

(c)       The principal business of Series One is investing in securities. The principal business of VIEX GP is acting as the general partner of Series One. The principal business of VIEX Capital is serving as the investment manager to Series One, certain other affiliated funds and the managed account. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP and VIEX Capital.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Series One, VIEX GP and VIEX Capital is organized under the laws of the State of Delaware. Mr. Singer is a citizen of the United States of America.

6

CUSIP NO. 05614L100

Item 3.	Source and Amount of Funds or Other Consideration.

The 2,121,802 Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,121,802 Shares beneficially owned by Series One is approximately $6,990,652, including brokerage commissions. The aggregate purchase price of the call options currently exercisable onto 393,500 Shares beneficially owned by Series One, as further described in Item 6 below, is approximately $633,980, including brokerage commissions.

VIEX Capital has purchased 310,959 Shares on behalf of a managed account with working capital in open market purchases. The aggregate purchase price of such 310,959 Shares is approximately $1,176,808, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that significant value exists in the Shares based on its strong global position in its industrial, power and renewable businesses.  However, in order for value to be realized in light of recent execution issues in the Issuer’s renewable segment and the decline in the Issuer’s share price, the Reporting Persons believe the Board must take immediate action to monetize assets and make aggressive cost reductions, including corporate overhead, to enhance liquidity.   The Reporting Persons expect the Board to act most expeditiously on these fronts. To the extent the Board does not present a credible plan on cost reductions and asset divestitures on the Issuer’s Q3 earnings call in November 2017, the Reporting Persons may seek to reconstitute the Board at the Issuer’s 2018 annual meeting of stockholders.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

7

CUSIP NO. 05614L100

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 44,045,568 Shares outstanding, which reflects 48,880,390 shares of common stock outstanding as of July 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2017, less 4,834,822 shares repurchased by the Issuer as reported by the Issuer in its Current Report on Form 8-K filed on August 15, 2017.

A.	Series One
(a)	As of the close of business on October 11, 2017, Series One beneficially owned directly 2,515,302 Shares, including 393,500 Shares underlying call options currently exercisable.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,515,302
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,515,302

(c)	The transactions in the Shares by Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 2,515,302 Shares owned by Series One, including 393,500 Shares underlying call options currently exercisable.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,515,302
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,515,302

(c)	VIEX GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	VIEX Capital
(a)	VIEX Capital, as the investment manager of Series One and the managed account to which VIEX Capital has sole voting and dispositive power over, may be deemed the beneficial owner of 2,826,261, including 393,500 Shares underlying call options currently exercisable.

Percentage: Approximately 6.4%

8

CUSIP NO. 05614L100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,826,261
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,826,261
(c)	The transactions in the Shares by VIEX Capital on behalf of the managed account during the past 60 days are set forth in Schedule A and are incorporated herein by reference.. The transactions in the Shares by Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	Eric Singer
(a)	Mr. Singer, as the managing member of VIEX Capital, may be deemed the beneficial owner of the 2,826,261 Shares deemed to be beneficially owned by VIEX Capital, including the 393,500 shares underlying call options currently exercisable.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,826,261
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,826,261
(c)	Mr. Singer has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Series One and VIEX Capital on behalf of the managed account during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Series One purchased in the over-the-counter market, American-style call options referencing (i) 391,300 Shares, which have an exercise price of $2.500 per share and expire on May 18, 2018, and (ii) 2,200 Shares, which have an exercise price of $2.500 per share and expire on February 16, 2018. Schedule A is incorporated herein by reference.

On October 11, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

9

CUSIP NO. 05614L100

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among VIEX Opportunities Fund, LP – Series One, VIEX GP, LLC, VIEX Capital Advisors, LLC and Eric Singer dated October 11, 2017.

10

CUSIP NO. 05614L100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2017

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

11

CUSIP NO. 05614L100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series one

Purchase of Common Stock	789,705	3.323	9/15/2017
Purchase of Common Stock	100,000	3.105	9/15/2017
Purchase of May 2018 Call Options ($2.50 strike price)	3,161	1.55	9/19/2017
Sale of Common Stock	(18,868)	3.7066	9/20/2017
Purchase of Common Stock	9,800	3.5493	9/26/2017
Purchase of Common Stock	200,037	2.7568	9/27/2017
Purchase of Common Stock	150,000	2.9353	9/27/2017
Sale of Common Stock	(1,600)	3.245	9/28/2017
Purchase of Common Stock	311,315	3.267	9/29/2017
Purchase of May 2018 Call Options ($2.50 strike price)	252	1.45	9/29/2017
Purchase of Common Stock	301,441	3.4305	10/2/2017
Purchase of Common Stock	50,000	3.57	10/2/2017
Purchase of Common Stock	9,972	3.75	10/3/2017
Purchase of Common Stock	50,000	3.77	10/3/2017
Purchase of May 2018 Call Options ($2.50 strike price)	500	2	10/3/2017
Purchase of February 2018 Call Options ($2.50 strike price)	12	1.55	10/3/2017
Purchase of Common Stock	120,000	3.6737	10/4/2017
Purchase of Common Stock	50,000	3.68	10/4/2017

Purchase of February 2018 Call Options ($2.50 strike price)	10	1.70	10/11/2017

VIEX capital advisors, llc (on behalf of a managed account)

Purchase of Common Stock	30,000	3.69	10/9/2017
Purchase of Common Stock	132,000	3.70	10/9/2017
Purchase of Common Stock	148,959	3.8653	10/11/2017